INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors of
Fund for Tax-Free Investors, Inc.:

We have examined management's assertion
about Fund for Tax-Free Investors, Inc.'s
(the Fund) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940
(the "Act") as of April 13, 2001, included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the Investment Company Act of 1940.
Management is responsible for the Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Fund's compliance based on our examination.

Our examination was made in accordance with standards established by the American
Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances.
Included among our procedures were the
following tests performed as of April 13, 2001, and with respect to agreement of security purchases and sales, for the period from December 31, 2000 (the date of our last examination) through April 13, 2001:

*Confirmation of all securities held by FBR
National Bank & Trust, formerly Rushmore
Trust and Savings, FSB (the "Bank") in book entry form for the account of the Fund;

*Confirmation from the Bank that the
securities held for the account of the Fund were held for the account of Rushmore Trust by Mellon Bank, N.A. ("Mellon"), as agent for the Bank;

*Confirmation with Mellon of all securities held by Mellon in book entry form for the account of the Bank;

*Reconciliation of all such securities to the books and records of the Bank and the Fund; and

*Agreement of two security purchases and two security sales since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.

In our opinion, management's assertion that Fund for Tax-Free Investors, Inc. was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April
13, 2001 with respect to securities
reflected in the investment account of the Fund is fairly stated, in all material respects.

This report is intended solely for the
information and use of management of Fund for Tax-Free Investors, Inc., the Board of
Directors and the Securities and Exchange
Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Washington, DC
April 25, 2001


Management Statement Regarding Compliance with
Certain Provisions of the Investment Company
Act of 1940

We, as members of management of Fund for Tax-Free Investors, Inc. (the Fund), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of April 13, 2001 and from December 31, 2000
(the date of Deloitte & Touche LLP's last examination) through April 13, 2001.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 13, 2001 and from December 31, 2000
(the date of Deloitte & Touche LLP's last examination) through April 13, 2001, with respect to securities reflected in the investment accounts of Fund for Tax-Free investors, Inc.


Daniel L. O'Connor
Chairman



Edward J. Karpowicz
Controller